EXHIBIT 99.1

Westport Fuel Systems Releases 2021 Environmental, Social and Governance Report

VANCOUVER, British Columbia, Aug. 29, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport” or the “Company”) (TSX: WPRT / Nasdaq: WPRT) announces the release of its 2021 Environmental, Social and Governance (“ESG”) Report outlining the company's accomplishments within its core ESG topics of carbon footprint, operational health and safety, diversity, equity and inclusion, responsible sourcing, human rights, and ESG governance.

At Westport, sustainability is a core principle driving business strategy while keeping the focus on ESG-related risks and opportunities that determine long-term success. The Company has strengthened its governance practices and management processes, advanced stakeholder engagement, and is working towards strengthening supply chain resilience and due diligence to positively impact its global customers.

“We are pleased to share our 2021 ESG Report as part of our ongoing commitment to transparency and environmental leadership as a supplier of gaseous fuel systems dedicated to driving cleaner performance,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Strong ESG practices continue to be the fabric of our business and are embedded in our decision-making process. We are committed to the decarbonization of transportation as we continue to develop our HPDI hydrogen fuel system, creating a path to carbon neutrality by way of less emissions, and less costs.”

Westport’s ESG strategy was approved by the Board in early 2021 and is focused on taking concrete steps to ensure that the way the Company does business has positive impacts throughout the value chain. Since this strategy was adopted, the Company has already seen progress, including:

  Forming a 10-member ESG Steering Committee, led by the CEO, to oversee core programs and targets, integrating ESG into the company’s goals and processes.
  Achieving 44% female representation at the Board level, well above the 30% target.
  Decreasing total reportable injuries by 50% while increasing employee count by 35%.
  Further advancing Westport’s HPDI (High Pressure Direct Injection) technology, with either biomethane or hydrogen, delivering industry-leading CO2 reductions for long-haul road freight.

Westport supports a viable pathway towards net zero greenhouse gas emissions through our decades-long record of accomplishment of innovation and specialized engineering capabilities, market-ready products, and global customer base. Our commitment to social responsibility and environmental stewardship is ingrained in our corporate strategy and demonstrated through all business decisions.

The ESG report is available for download at www.wfsinc.com/sustainability and we welcome your feedback or inquiries to sustainability@wfsinc.com.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

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